February 8, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement of Virtus Newfleet Short Duration Income ETF, a series of ETFis Series Trust I (File Nos. 333-187668 and 811-22819) (“Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby respectfully requests the withdrawal of Post-Effective Amendment No. 66 to Registrant’s Registration Statement on Form N-1A (“PEA 66”) for Virtus Newfleet Short Duration Income ETF (the “Fund”) and all exhibits thereto filed electronically with the Securities and Exchange Commission via EDGAR on September 24, 2015 (Accession No.: 0000891092-15-008337).

The Registration Statement was for the purpose of creating the Fund as a new series of Registrant. Registrant since determined not to move forward with offering shares of the Fund. Registrant represents that no securities of the Fund were issued or sold pursuant to PEA 66.

If you have any questions or require anything further, please contact Jeffrey Skinner of Kilpatrick Townsend & Stockton LLP at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

ETFIS SERIES TRUST I

/s/ William J. Smalley
William J. Smalley, President